AGREEMENT OF SALE


THIS AGREEMENT OF SALE (this "Agreement"), entered into as of the 24 day of February, 1994, by and between MAURIN-OGDEN LIMITED PARTNERSHIP, a Massachusetts limited partnership ("Purchaser"), and H-A LIMITED PARTNERSHIP, an Illinois limited partnership ("Seller").

                                  WITNESSETH:

1. PURCHASE AND SALE. Purchaser agrees to purchase and Seller agrees to sell at the price of Sixteen Million Three Hundred Thousand and No/100 Dollars ($16,300,000.00) (the "Purchase Price"), that certain property commonly known as Hammond Aire Plaza, Baton Rouge, Louisiana legally described on Exhibit A attached hereto (the "Property"). Included in the Purchase Price is all of the personal property set forth in Exhibit B (the "Personal Property").

2. PURCHASE PRICE.  The Purchase Price shall be paid by Purchaser as follows:

(a) Upon the execution of this Agreement, the sum of Twenty-Five Thousand and No/100 Dollars ($25,000.00) (the "Deposit"), which sum is a deposit and is not to be construed as earnest money, to be held in escrow by and in accordance with the provisions of the Escrow Agreement ("Escrow Agreement") attached hereto as Exhibit C; and

(b) On the "Closing Date" (hereinafter defined), the balance of the Purchase Price, adjusted in accordance with the prorations, by federally wired "immediately available" funds, to be wired on or before 2:30 p.m Chicago time.

3. TITLE COMMITMENT AND SURVEY.

A. Attached hereto as Exhibit D is a copy of the existing owner's policy for title insurance for the Property ("Owner's Policy"). Seller shall deliver, within seven (7) days after the date of Seller's acceptance hereof, a title commitment for an owner's standard title insurance policy issued by Near North National Title Corporation as agent for First American Title Insurance Company, (hereinafter referred to as "Title Insurer") for the Property (the "Title Commitment"). For purposes of this Agreement, "Permitted Exceptions" shall mean: (a) the general printed exceptions contained in the standard title policy to be issued by Title Insurer based on the Title Commitment; (b) general real estate taxes not yet due and payable; (c) matters shown on the "Existing Survey" (hereinafter defined); (d) tenants in possession as of the Closing Date as tenants only and (e) the title exceptions set forth in Schedule B of the Owner's Policy as Numbers 10, 11, 13, 14 and 16, to the extent that same effect the Property. All the other exceptions to title shall be referred to as "Unpermitted Exceptions". The Title Commitment shall be conclusive evidence of good title as therein shown as to all matters to be insured by the title policy, subject only to the exceptions therein stated. On the Closing Date, Title Insurer shall deliver to Purchaser a standard title policy in conformance with the previously delivered Title Commitment, subject only to Permitted Exceptions (the "Title Policy"). Seller agrees to deliver to Title Insurer at Closing an owner's affidavit in the form customarily required for the removal of the general printed exceptions contained in the standard title policy. Purchaser shall pay for the costs of the Title Commitment and Title Policy and any endorsements thereto requested by Purchaser.

B. Purchaser has received a survey of the Property prepared by Evans-Graves Engineers, Inc. dated December 26, 1985 (the "Existing Survey"). Seller shall pay for the costs of updating the Existing Survey and Seller shall deliver the updated survey (the "Updated Survey") to Purchaser within 30 days after the date hereof. Purchaser hereby acknowledges that all matters disclosed by the Existing Survey are acceptable to Purchaser.

4. PAYMENT OF CLOSING COSTS.

A. In addition to the costs set forth in Paragraphs 3A and B, Purchaser and Seller shall each pay for one-half of the costs of the documentary or transfer stamps to be paid with reference to the "Deed" (hereinafter defined) and all other stamps, intangible, transfer, documentary, recording, sales tax and surtax imposed by law with reference to any other sale documents delivered in connection with the sale of the Property to Purchaser and all other charges of the Title Insurer in connection with this transaction.

5. CONDITION OF TITLE.

A. If, prior to Closing, a date-down to the Title Commitment or the Updated Survey disclose an Unpermitted Exception, Seller shall have thirty (30) days from the date of the date-down to the Title Commitment or the Updated Survey, as applicable, to (i) bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, do not exceed $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions, or (ii) have the right, but not the obligation, to bond over, cure and/or have any Unpermitted Exceptions which, in the aggregate, equals or exceeds $25,000.00, removed from the Title Commitment or to have the Title Insurer commit to insure against loss or damage that may be occasioned by such Unpermitted Exceptions. If Seller fails to cure or have said Unpermitted Exception removed or have the Title Insurer commit to insure as specified above within said thirty (30) day period or if Seller elects not to exercise its rights under (ii) in the preceding sentence, Purchaser may terminate this Agreement upon notice to Seller within five (5) days after the expiration of said thirty (30) day period, provided, however, and not withstanding anything contained herein to the contrary, if the Unpermitted Exception which gives rise to Purchaser's right to terminate was recorded against the Property as a result of the affirmative, willful action of Seller (and not by any unrelated third party) with the intention to prevent the sale of the Property in accordance with the terms hereof, the Purchaser shall have the additional rights contained in Paragraph 11 herein. Absent notice from Purchaser to Seller in accordance with the preceding sentence, Purchaser shall be deemed to have elected to take title subject to said Unpermitted Exception. The time of Closing shall be delayed, if necessary, to give effect to said aforementioned time periods. If Purchaser terminates this Agreement in accordance with the terms of this Paragraph 5A, this Agreement shall become null and void without further action of the parties and all Deposit theretofore deposited into the escrow by Purchaser together with any interest accrued thereon, shall be returned to Purchaser, and neither party shall have any further liability to the other, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7.

B. Seller agrees to convey fee simple title to the Property to Purchaser by special warranty deed ("Deed") in recordable form subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser.

6. CONDEMNATION, EMINENT DOMAIN, DAMAGE AND CASUALTY.

A. Except as provided in any indemnity provisions of this Agreement, Seller shall bear all risk of loss with respect to the Property up to the earlier of the dates upon which either possession or title is transferred to Purchaser in accordance with this Agreement. Notwithstanding the foregoing, in the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost less than or equal to $100,000.00 (as determined by Seller in good faith) Purchaser shall not have the right to terminate its obligations under this Agreement by reason thereof, but Seller shall have the right to elect to either repair and restore the Property (in which case the Closing Date shall be extended until completion of such restoration) or to assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of such fire or casualty. Seller shall promptly notify Purchaser in writing of any such fire or other casualty and Seller's determination of the cost to repair the damage caused thereby. In the event of damage to the Property by fire or other casualty prior to the Closing Date, repair of which would cost in excess of $100,000.00 (as determined by Seller in good faith), then this Agreement may be terminated at the option of Purchaser, which option shall be exercised, if at all, by Purchaser's written notice thereof to Seller within five (5) business days after Purchaser receives written notice of such fire or other casualty and Seller's determination of the amount of such damages, and upon the exercise of such option by Purchaser this Agreement shall become null and void, the Deposit deposited by Purchaser shall be returned to Purchaser together with interest thereon, and neither party shall have any further liability or obligations hereunder except for Purchaser's obligations to indemnify Seller and restore the Property, as set forth more fully in Paragraph 7. In the event that Purchaser does not exercise the option set forth in the preceding sentence, the Closing shall take place on the Closing Date and Seller shall assign and transfer to Purchaser on the Closing Date all of Seller's right, title and interest in and to all insurance proceeds paid or payable to Seller on account of the fire or casualty.

B. If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which might result in the taking of any part of the Property or the taking or closing of any right of access to the Property, Seller shall immediately notify Purchaser of such occurrence. In the event that the taking of any part of the Property shall: (i) materially impair access to the Property; (ii) cause any material non-compliance with any applicable law, ordinance, rule or regulation of any federal, state or local authority or governmental agencies having jurisdiction over the Property or any portion thereof; or (iii) materially and adversely impairs the use of the Property as it is currently being operated (hereinafter collectively referred to as a "Material Event"), Purchaser may:

(a) terminate this Agreement by written notice to Seller, in which event the Deposit deposited by Purchaser, together with interest thereon, shall be returned to Purchaser and all rights and obligations of the parties hereunder with respect to the closing of this transaction will cease, except for Purchaser's obligations to indemnify Seller and restore the Property, as set forth more fully in Paragraph 7; or

(b) proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

Purchaser shall then notify Seller, within five (5) business days after Purchaser's receipt of Seller's notice, whether Purchaser elects to exercise its rights under subparagraph (a) or subparagraph (b) of this Paragraph 6B. Closing shall be delayed, if necessary, until Purchaser makes such election. If Purchaser fails to make an election within such five (5) business day period, Purchaser shall be deemed to have elected to exercise its rights under subparagraph (b).

If between the date of this Agreement and the Closing Date, any condemnation or eminent domain proceedings are initiated which do not constitute a Material Event, Purchaser shall be required to proceed with the Closing, in which event Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings.

7. INSPECTION AND AS-IS CONDITION.

A. During the period commencing on January 26, 1994 and ending at 5:00 p.m. Chicago time on March 14, 1994 (said period being herein referred to as the "Inspection Period"), Purchaser and the agents, engineers, employees, contractors and surveyors retained by Purchaser may enter upon the Property, at any reasonable time and upon reasonable prior notice to Seller, to inspect the Property, including a review of leases located at the Property, and to conduct and prepare such studies, tests and surveys as Purchaser may deem reasonably necessary and appropriate. In connection with Purchaser's review of the Property, Seller agrees to deliver to Purchaser copies of the current rent roll for the Property, the leases at the Property, the most recent tax and insurance bills, utility account numbers, service contracts, and unaudited year end 1992 and 1993 operating statements. Furthermore, if the following are reasonably available to Seller, Seller shall deliver to Purchaser plans and specifications.

All of the foregoing tests, investigations and studies to be conducted under this Paragraph 7A by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition thereof prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any affiliate, parent of Seller, and all shareholders, employees, officers and directors of Seller or Seller's affiliate or parent (hereinafter collectively referred to as "Affiliate of Seller") harmless from any and all liability, cost and expense (including without limitation, reasonable attorney's fees, court costs and costs of appeal) suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspection of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Seller, in Seller's sole discretion. Prior to commencing any such tests, studies and investigations, Purchaser shall furnish to Seller a certificate of insurance evidencing comprehensive general public liability insurance insuring the person, firm or entity performing such tests, studies and investigations and listing Seller and Purchaser as additional insureds thereunder.

If Purchaser is dissatisfied with the results of the tests, studies or investigations performed or information received pursuant to this Paragraph 7A, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the Inspection Period. If written notice is not given by Purchaser pursuant to this Paragraph 7A prior to the expiration of the Inspection Period, then the right of Purchaser to terminate this Agreement pursuant hereto shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the Inspection Period: (i) Purchaser shall promptly deliver to Seller copies of all studies, reports and other investigations obtained by Purchaser in connection with its due diligence during the Inspection Period; and (ii) the Deposit shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in this Paragraph 7A. If Purchaser does not terminate this Agreement by the time and in the manner set forth in this Paragraph 7A., then all of the Deposit, together with all interest thereon, shall become non-refundable under all circumstances, other than pursuant to Paragraphs 5, 6 and 11 herein.

B. Seller acknowledges that the obligation of the Purchaser to consummate the transaction contemplated by this Agreement is subject to Purchaser or its "Permitted Assignee" (as said term is defined in Paragraph 14 hereof) completing a public offering on or before 5:00 P.M. Chicago time on the twenty-ninth (29th) day after the receipt by Seller of a written request by Purchaser (the "Escrow Request") to establish the "Closing Escrow" (as said term is defined in Paragraph 8 herein) (said contingency being hereinafter referred to as the "REIT Contingency"). The time period from the date hereof through 5:00 P.M. Chicago time on the twenty-ninth (29th) day after Seller's receipt of the Escrow Request shall hereinafter be referred to as the "REIT Contingency Period". Notwithstanding anything contained herein to the contrary, Purchaser shall not deliver the Escrow Request to Seller prior to March 14, 1994 nor later than July 1, 1994 and if Purchaser has not delivered the Escrow Request to Seller on or before July 1, 1994, the Escrow Request shall be deemed received by Seller on July 1, 1994. In addition, Purchaser shall have the right to waive, at any time after the date hereof, the satisfaction of the REIT Contingency as a condition precedent to the Closing. If Purchaser has not satisfied the REIT Contingency on or before the expiration of the REIT Contingency Period, Purchaser shall have the right to terminate this Agreement by giving written notice of such termination to Seller at any time prior to the expiration of the REIT Contingency Period. If written notice is not given by Purchaser pursuant to this Paragraph 7B. prior to the expiration of the REIT Contingency Period, then the right of Purchaser to terminate this Agreement pursuant hereto shall be waived. If Purchaser terminates this Agreement by written notice to Seller prior to the expiration of the REIT Contingency Period, then the Deposit shall be immediately paid to Seller, together with any interest earned thereon, and neither Purchaser nor Seller shall have any right, obligation or liability under this Agreement, except for Purchaser's obligation to indemnify Seller and restore the Property, as more fully set forth in Paragraph 7A. Purchaser shall use good faith efforts to satisfy the REIT Contingency.

C. Seller acquired title to the Property by foreclosure or deed-in-lieu thereof and, therefore, Seller can make no representations or warranties relating to the condition of the Property. Purchaser acknowledges and agrees that it will be purchasing the Property based solely upon its inspections and investigations of the Property, and that Purchaser will be purchasing the Property "AS IS" and "WITH ALL FAULTS", based upon the condition of the Property as of the date of this Agreement, wear and tear and loss by fire or other casualty or condemnation excepted. Purchaser waives any right or cause of action which Purchaser has or may have to rescind or resolve the sale or to demand a reduction in the Purchase Price based upon the existence of any redhibitory or other vices or defects or based upon the unsuitability of the Property or any of its components or parts for Purchaser's intended use or any other use. Without limiting the foregoing, Purchaser acknowledges that, except as may otherwise be specifically set forth elsewhere in this Agreement, neither Seller nor its consultants, brokers or agents have made any other representations or warranties of any kind upon which Purchaser is relying as to any matters concerning the Property, including, but not limited to, the condition of the land or any improvements comprising the Property, the existence or non-existence of toxic waste or any hazardous material, economic projections or market studies concerning the Property, any development rights, taxes, bonds, covenants, conditions and restrictions affecting the Property, water or water rights, topography, drainage, soil, subsoil of the Property, the utilities serving the Property or any zoning, environmental or building laws, rules or regulations affecting the Property. Seller makes no representation or warranty that the Property complies with Title III of the Americans with Disabilities Act or any fire code or building code. Purchaser hereby releases Seller and the Affiliates of Seller from any and all liability in connection with any claims which Purchaser may have against Seller, and Purchaser hereby agrees not to assert any claims for contribution, cost recovery or otherwise, against Seller, relating directly or indirectly to the existence of asbestos or hazardous materials or substances on, or environmental conditions of, the Property, whether known or unknown. As used herein, the term "hazardous materials or substances" means (i) hazardous wastes, hazardous substances, hazardous constituents, toxic substances or related materials, whether solids, liquids or gases, including but not limited to substances defined as "hazardous wastes," "hazardous substances," "toxic substances," "pollutants," "contaminants," "radioactive materials," or other similar designations in, or otherwise subject to regulation under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), 42 U.S.C. Section 9601 et seq.; the Toxic Substance Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1802; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 9601. et seq.; the Clear Water Act ("CWA"), 33 U.S.C. Section 1251 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Clean Air Act ("CAA"), 42 U.S.C. Section 7401 et seq.; and in any permits, licenses, approvals, plans, rules, regulations or ordinances adopted, or other criteria and guidelines promulgated pursuant to the preceding laws or other similar federal, state or local laws, regulations, rules or ordinance now or hereafter in effect relating to environmental matters (collectively the "Environmental Laws"); and (ii) any other substances, constituents or wastes subject to any applicable federal, state or local law, regulator or ordinance, including any Environmental Law, now or hereafter in effect, including but not limited to (A) petroleum, (B) refined petroleum products, (C) waste oil, (D) waste aviation or motor vehicle fuel and (E) asbestos.

D. Seller shall allow Purchaser's accountant to perform a one year income and expense audit of the Property ending December 31, 1993 and Seller shall allow Purchaser to disclose such financial information to the Securities and Exchange Commission as it deems necessary. Purchaser shall pay all costs related to said audit.

Seller has provided to Purchaser certain unaudited historical financial information regarding the Property relating to certain periods of time in which Seller owned the Property. Seller and Purchaser hereby acknowledge that such information has been provided to Purchaser at Purchaser's request solely as illustrative material. Seller makes no representation or warranty that such material is complete or accurate or that Purchaser will achieve similar financial or other results with respect to the operations of the Property, it being acknowledged by Purchaser that Seller's operation of the Property and allocations of revenues or expenses may be vastly different than Purchaser may be able to attain. Purchaser acknowledges that it is a sophisticated and experienced purchaser of real estate and further that Purchaser has relied upon its own investigation and inquiry with respect to the operation of the Property and releases Seller from any liability with respect to such historical information.

E. Seller has provided to Purchaser the following existing report: Phase I Environmental Assessment prepared by Nova Environmental Services, Inc. dated
February 17, 1993 ("Existing Report").   Seller makes no representation or
warranty concerning the accuracy or completeness of the Existing Report. Purchaser hereby releases Seller from any liability whatsoever with respect to the Existing Report, or, including, without limitation, the matters set forth in the Existing Report, the accuracy and/or completeness of the Existing Report. Furthermore, Purchaser acknowledges that it will be purchasing the Property with all faults disclosed in the Existing Report.

8. CLOSING. On the tenth (10th) day after Seller's receipt or deemed receipt of the Escrow Request, Purchaser, Seller and Title Insurer, at the office of Title Insurer, New Orleans, Louisiana, will enter into an escrow agreement ("Closing Escrow") providing for all of the closing documents set forth herein to be deposited into escrow as of such date; provided, however, the parties agree that the closing statement shall be an estimate of the prorations, which estimate of the prorations shall be finalized on the Closing Date. The date which is ten (10) days after Seller's receipt or deemed receipt of the Escrow Request shall be the "Escrow Closing Date". The parties hereto agree and the Closing Escrow shall provide that Purchaser shall deposit the Purchase Price (less the Deposit and any prorations set forth in Paragraph 12A.) into the Closing Escrow no later than 2:30 p.m. Chicago time on the twentieth (20th) day after the Escrow Closing Date and Purchaser agrees to so deposit the Purchase Price in accordance with the terms hereof and to give Seller notice of its deposit of the Purchase Price into the escrow no later than three (3) business days prior to said deposit. Provided Purchaser deposits the Purchase Price (less the Deposit and any prorations set forth in Paragraph 12A.) into the Closing Escrow no later than 2:30 p.m. on the twentieth (20th) day after the Escrow Closing Date, the escrow deposits shall be disbursed and recorded (the "Closing") on the same day the Purchase Price is deposited by Purchaser into the Closing Escrow ("Closing Date"). Failure of either party to make the respective deposits into the Closing Escrow on or before the time required herein shall be considered a default under this Agreement; provided, however, that if Purchaser has not satisfied the REIT Contingency and delivers written notice of such to Seller on or before the expiration of the REIT Contingency Period as set forth in Paragraph 7B. herein, then the provisions of Paragraph 7B. shall govern. Notwithstanding anything contained herein to the contrary, if Purchaser has not deposited the Purchase Price into the Closing Escrow on or before 2:30 p.m. on the twentieth (20th) day after the Escrow Closing Date, Seller shall have the unilateral right to receive a return of all the deposits made by Seller into the Closing Escrow. The Closing Escrow shall also provide that the closing shall be a "New York style" closing at which prior to the release of the Purchase Price to Seller, Purchaser shall receive a title policy or marked-up commitment dated the date of the Closing Date. Seller shall deliver to Title Insurer any customary affidavit in connection with a New York style closing. All escrow fees shall be divided equally between the parties hereto.

The parties hereto acknowledge and agree that (i) Purchaser shall not execute the Deed until Purchaser deposits the Purchase Price into the Closing Escrow in accordance with the terms hereof, and (ii) the transaction contemplated herein shall not be deemed consummated or complete until the Purchase Price is released to Seller and the Deed and all other appropriate documents are recorded.

9. CLOSING DOCUMENTS.

A. On the Closing Date, Purchaser and Seller shall deliver to Title Insurer a final executed closing statement, and Purchaser shall deliver to Title Insurer such other documents as may be reasonably required by the Title Insurer in order to consummate the transaction as set forth in this Agreement.

B. On the Escrow Closing Date, Seller shall deliver to Purchaser the following:

(i) the Deed (in the form of Exhibit E attached hereto), subject to Permitted Exceptions and those Unpermitted Exceptions waived by Purchaser;

(ii) a quit claim bill of sale conveying the Personal Property (in the form of Exhibit F attached hereto);

(iii) assignment and assumption of intangible property (in the form attached hereto as Exhibit G);

(iv) an assignment and assumption of leases and security deposits (in the form attached hereto as Exhibit H);

(v) non-foreign affidavit (in the form of Exhibit I attached hereto);

(vi) original, and/or copies of, leases affecting the Property in Seller's possession;

(vii) all documents and instruments reasonably required by the Title Insurer to issue the Title Policy;

(viii) possession of the Property to Purchaser subject to their current leases at the Property;

(ix) an executed closing statement;

(x) notice to the tenants of the Property of the transfer of title and assumption by Purchaser of the landlord's obligation under the leases and the obligation to refund the security deposits (in the form of Exhibit J); and

(xi) an updated rent roll.

10. DEFAULT BY PURCHASER. ALL OF THE DEPOSIT DEPOSITED INTO THE ESCROW IS TO SECURE THE TIMELY PERFORMANCE BY PURCHASER OF ITS OBLIGATIONS AND UNDERTAKINGS UNDER THIS AGREEMENT. IN THE EVENT OF A DEFAULT OF THE PURCHASER UNDER THE PROVISIONS OF THIS AGREEMENT, SELLER SHALL RETAIN ALL OF THE DEPOSIT AND THE INTEREST THEREON AS SELLER'S SOLE RIGHT TO DAMAGES OR ANY OTHER REMEDY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER PURSUANT TO PARAGRAPH 7A. HEREOF. THE PARTIES HAVE AGREED THAT SELLER'S ACTUAL DAMAGES, IN THE EVENT OF A DEFAULT BY PURCHASER, WOULD BE EXTREMELY DIFFICULT OR IMPRACTICAL TO DETERMINE. THEREFORE, BY PLACING THEIR INITIALS BELOW, THE PARTIES ACKNOWLEDGE THAT THE DEPOSIT HAS BEEN AGREED UPON, AFTER NEGOTIATION, AS THE PARTIES' REASONABLE ESTIMATE OF SELLER'S DAMAGES. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF PURCHASER'S DEFAULT IS ITS FAILURE TO DEPOSIT THE PURCHASE PRICE INTO THE CLOSING ESCROW ON OR BEFORE 2:30 P.M. ON THE TWENTIETH
(20TH) DAY AFTER THE ESCROW CLOSING DATE, THE SELLER WILL BE ENTITLED TO SUE PURCHASER FOR SPECIFIC PERFORMANCE.

11. SELLER'S DEFAULT. IF THIS SALE IS NOT COMPLETED BECAUSE OF SELLER'S DEFAULT, PURCHASER'S SOLE REMEDY SHALL BE THE RETURN OF ALL OF THE DEPOSIT TOGETHER WITH ANY INTEREST ACCRUED THEREON, AND THIS AGREEMENT SHALL THEN BECOME NULL AND VOID AND OF NO EFFECT AND THE PARTIES SHALL HAVE NO FURTHER LIABILITY TO EACH OTHER AT LAW OR IN EQUITY, EXCEPT FOR PURCHASER'S OBLIGATIONS TO INDEMNIFY SELLER AND RESTORE THE PROPERTY AS SET FORTH MORE FULLY IN PARAGRAPH 7A. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, IF SELLER'S DEFAULT IS (i) ITS (AND NOT AN UNRELATED THIRD PARTY'S) AFFIRMATIVE, WILLFUL ACTION WHICH RESULTS IN THE RECORDING OF AN ENCUMBRANCE AGAINST THE PROPERTY WITH THE INTENTION TO PREVENT THE SALE OF THE PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, (ii) ITS (AND NOT AN UNRELATED THIRD PARTY'S) TAKING OF AFFIRMATIVE, WILLFUL ACTIONS WHICH CAUSE THE REPRESENTATION OR WARRANTIES CONTAINED IN SUBPARAGRAPHS 16(B)(iv) OR (v) TO BECOME UNTRUE WITH THE INTENTION TO PREVENT THE SALE OF THE PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT OR (iii) ITS REFUSAL TO DELIVER THE DEED, THEN PURCHASER WILL BE ENTITLED TO SUE FOR SPECIFIC PERFORMANCE.

12. PRORATIONS.

A. Rents (exclusive of delinquent rents, but including prepaid rents); refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at Closing); water and other utility charges; fuels; prepaid operating expenses; management fees in the amount of 5%; real and personal property taxes prorated on a "net" basis (i.e. adjusted for all tenants' liability, if any, for such items); operating expenses which are reimbursable by the tenants for the period prior to the Proration Date less any amount previously paid by the Tenants shall be credited to Seller; and other similar items shall be adjusted ratably as of 11:59 p.m. on the later of:
(a) the Closing Date or the actual date of the closing of this transaction ("Proration Date"), and credited to the balance of the cash due at Closing. Assessments payable in installments which are due subsequent to the Closing Date shall be paid by Purchaser. If the amount of any of the items to be prorated is not then ascertainable, the adjustments thereof shall be on the basis of the most recent ascertainable data. All prorations will be final except as to delinquent rent referred to in Paragraph 12B below.

B. All sums paid following the Closing Date by any tenant of the Property who is indebted under a lease for any period prior to and including the Closing Date after receipt by Purchaser of all then currently due payments by said tenant shall be deemed a "Post-Closing Receipt" until such time as all such indebtedness is paid in full. Within ten (10) days following each receipt by Purchaser of a Post-Closing Receipt, Purchaser shall pay such Post-Closing Receipt to Seller. Purchaser shall use its best efforts to collect all amounts which, upon collection, would constitute Post-Closing Receipts hereunder. Paragraph 12B of this Agreement shall survive the Closing and the delivery and recording of the deed.

13. RECORDING. This Agreement shall not be recorded and the act of recording by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10.

14. ASSIGNMENT. The Purchaser shall not have the right to assign its interest in this Agreement without the prior written consent of the Seller. Any assignment or transfer of, or attempt to assign or transfer, Purchaser's interest in this Agreement shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 10. Notwithstanding the foregoing, Purchaser shall have the right to assign this Agreement to a Real Estate Investment Trust to be formed by Purchaser ("Permitted Assignee") as long as said entity assumes all of the obligations hereunder and Purchaser remains liable for all of the obligations hereunder.

15. BROKER. The parties hereto represent and warrant that no broker commission or finder fee is due and payable in connection with this transaction.
Purchaser shall indemnify, defend and hold Seller and Affiliates of Seller harmless from any claim whatsoever (including without limitation, reasonable attorney's fees, court costs and costs of appeal) from anyone claiming by or through Purchaser any fee, commission or compensation on account of this Agreement, its negotiation or the sale hereby contemplated. Purchaser shall undertake its obligations set forth in the preceding sentence using attorneys selected by Seller in Seller's sole determination. The provisions of this Paragraph 15 will survive the Closing and delivery of the Deed.

16. SELLER'S REPRESENTATIONS AND WARRANTIES AND COVENANTS.

A. Any reference herein to Seller's knowledge, representation, warranty or notice of any matter or thing shall only mean such knowledge or notice that has actually been received by Phillip A. Schechter or Richard Brown (hereinafter collectively referred to as the "Seller's Representative"), and any representation or warranty of the Seller is based upon those matters of which the Seller's Representative has actual knowledge. Any knowledge or notice given, had or received by any of Seller's agents, servants or employees shall not be imputed to Seller, the general partner or limited partners of Seller, the subpartners of the general partner or limited partners of Seller or Seller's Representative.

B. Subject to the limitations set forth in Paragraph A of this Paragraph 16, Seller hereby makes the following representations and warranties as of the date hereof, which representations and warranties are made to the best of Seller's knowledge and which shall not survive Closing: (i) Seller has no knowledge of any pending or threatened litigation, claim, cause of action or administrative proceeding concerning the Property and has received no notice of a violation of any Environmental Laws concerning the Property during their period of ownership of the Property; (ii) Seller has the power to execute this Agreement and consummate the transactions contemplated herein; (iii) there are no other leases affecting the Property except as set forth on the rent roll attached hereto as Exhibit L (the "Rent Roll"); (iv) no tenant set forth on the Rent Roll has given written notice to Seller of any alleged condition of Seller's default except as set forth on Exhibit M attached hereto; (v) there are no modifications to the leases at the Property, except as contained in the copies of the leases delivered by Seller to Purchaser and except as may be made in the future in accordance with Paragraph 16.C herein; and (vi) there are no delinquent rents or other amounts due by any tenant except as shown on the Rent Roll. Subject to the limitations contained in Paragraph A of this Paragraph 16, Seller shall update the Rent Roll as of the Closing Date and represent that it is accurate as of such date and remake the representations and warranties contained in Subparagraphs 16.B(iv) and (v) on the Closing Date. In the event Seller is unable to remake the representations and warranties contained in Subparagraphs 16.B(iv) or (v) as a result of changes in the status of the leases at the Property, other than matters relating to the physical nature of the Property and other than from the unilateral acts of any tenant, including, without limitation, a rejection by a tenant of its lease under the applicable bankruptcy provisions, and such matters, other than those relating to the physical nature of the Property and other than from the unilateral acts of any tenant, including, without limitation, a rejection by a tenant of its lease under the applicable bankruptcy provisions, have an adverse economic impact on the Property in excess of $100,000, as reasonably determined by Seller, then Purchaser shall have the right to terminate this Agreement upon written notice from Purchaser to Seller and the Deposit and all interest earned thereon shall be immediately delivered to Purchaser and neither party shall have any other right against the other, except for Purchaser's obligations under Paragraph 7.A hereunder. If Seller is unable to remake the representations and warranties contained in Subparagraphs 16.B(iv) and (v) as a result of changes in the status of the leases of the Property, other than matters relating to the physical nature of the Property and other than from the unilateral acts of any tenant, including, without limitation, a rejection by a tenant of its lease under the applicable bankruptcy provisions, and such matters, other than those relating to the physical nature of the Property and other than from the unilateral acts of any tenant, including, without limitation, a rejection by a tenant of its lease under the applicable bankruptcy provisions, have an adverse economic impact on the Property equal to or less than $100,000, as reasonably determined by Seller, then Purchaser shall have no right to terminate this Agreement as a result thereof.

C. (i) Seller covenants to operate and manage the Property in the same manner that it has managed, maintained and operated the Property during the period of Seller's ownership, subject to reasonable wear and tear and casualty. Commencing after March 14, 1994, Seller agrees not to modify, cancel, accept surrender (other than in connection with a rejection of a lease by any tenant in accordance with applicable bankruptcy laws) or accept any advance rental under any of the leases (unless adjusted for in the prorations at Closing) at the Property without the prior written consent of Purchaser, except for such waivers or modifications which have no material adverse affect on the economic value or enforceability of the lease and are customarily granted in the ordinary course of business. Commencing after March 14, 1994, Seller shall not enter into any new lease of space at the Property unless Purchaser shall have granted its approval of such lease. Seller agrees to deliver to Purchaser copies of all leases and lease modifications entered into by Seller from and after the date hereof. Purchaser shall be responsible for any and all lease commissions and/or obligations for tenant improvements pursuant to any new leases and/or renewals, extensions or options to expand entered into or effective between the date hereof and the Closing Date. The terms of this Subparagraph 16.C.(i) shall survive the Closing.

(ii) commencing after March 14, 1994, Seller agrees, without the prior written consent of Purchaser, not to enter into any contracts for or on behalf or affecting the Property which cannot be terminated on not more than thirty (30) days notice without charge, cause, penalty or premium to Purchaser. Seller agrees to deliver copies of any contracts entered into by Seller affecting the Property on or prior to March 14, 1994.

(iii) In the event Purchaser's consent is required pursuant to the terms of this Paragraph 16.C, such consent shall not be unreasonably withheld and shall be deemed granted by Purchaser unless otherwise stated in writing by Purchaser within three (3) days after receipt by Purchaser of Seller's request for approval.

17. LIMITATION OF LIABILITY. Neither Seller, nor any of its respective beneficiaries, shareholders, partners, officers, agents or employees, heirs, successors or assigns shall have any personal liability of any kind or nature for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability.
18. SERVICE CONTRACTS. Attached hereto as Exhibit N is a list of all service contracts affecting the Property. Prior to March 14, 1994, Purchaser shall advise Seller in writing which of the service contracts it intends to assume (the "Service Contracts"). Seller shall assign the Service Contracts to Purchaser at Closing, and Purchaser shall assume responsibility of the obligations under the Service Contracts. Seller shall use commercially reasonable efforts to obtain any required consent with respect to the assignment of the Service Contracts; provided, however, that Seller's inability to obtain such approval shall not be a default hereunder. On or before the Closing Date, Seller shall terminate all the service contracts affecting the operation of the Property (other than the Service Contracts which Purchaser has elected to assume in the manner provided herein); provided, however, the cost of terminating any such service contracts shall be borne by Purchaser.

19. ESTOPPEL CERTIFICATES. Seller acknowledges that the obligations of the Purchaser to consummate the transaction contemplated by this Agreement are, in addition to the other terms and conditions of this Agreement, subject to (which condition may be waived in whole or in part by the Purchaser at its discretion) Seller delivering to Purchaser on or before June 1, 1994 a certificate ("Tenant Certificate") addressed to Purchaser from Steinmart, Marshalls and tenants under lease for 50% of the balance of the rentable square foot area of the improvements on the Property, which Tenant Certificates shall be dated not earlier than March 1, 1994 and shall be substantially in the form attached hereto as Exhibit K or the form such tenant is required to deliver pursuant to its lease (collectively the "Estoppel Condition"). Seller agrees that even though it is only required to deliver Tenant Certificates for Steinmart, Marshalls and the tenants under lease for 50% of the balance of the rentable square feet of the improvements, Seller shall request Tenant Certificates from each tenant at the Property and shall deliver to Purchaser any Tenant Certificate received by Seller. Seller shall have satisfied the Estoppel Condition if it (i) delivers the required number of Tenant Certificates to Purchaser on or before June 1, 1994 and (ii) as of June 1, 1994 the Tenant Certificates from Steinmart, Marshalls and the balance of tenants at the Property (for which Tenant Certificates were received) do not, in the aggregate, disclose conditions that Seller reasonably determines have an adverse economic impact on the Property (excluding physical conditions at the Property) in excess of $100,000. Furthermore, Seller shall have the right to deliver a Tenant Certificate executed by Seller on behalf of any tenant at the Property other than Steinmart or Marshalls, in the form attached hereto as Exhibit K. Upon receipt by Purchaser of a Tenant Certificate containing the information herein required from a tenant under a lease for whom Seller has executed and delivered a Tenant Certificate, the Tenant Certificate executed and delivered by Seller at Closing shall automatically become null and void and the Tenant Certificate received from the tenant ("Substitute Tenant Certificate") shall be substituted therefor. If Seller has not satisfied the Estoppel Condition on or before June 1, 1994, Purchaser shall have the right to terminate this Agreement by written notice to Seller on or before June 6, 1994 and in such event this Agreement shall be terminated and the Deposit shall be immediately paid to Purchaser, together with any interest earned thereon, and neither Seller nor Purchaser shall have any right, obligation or liability under this Agreement, except for Purchaser's obligations set forth in Paragraph 7.A. If Purchaser fails to deliver written notice as aforesaid on or before June 6, 1994, then Purchaser shall be deemed to have waived the satisfaction of the Estoppel Condition.

20. TIME OF ESSENCE.  Time is of the essence of this Agreement.

21. NOTICES. Any notice or demand which either party hereto is required or may desire to give or deliver to or make upon the other party shall be in writing and may be personally delivered or given or made by overnight courier such as Federal Express or made by United States registered or certified mail addressed as follows:

             TO SELLER:       c/o The Balcor Company
                              4849 West Golf Road
                              Skokie, Illinois  60077
                              Attention:  Ilona Adams

     with copies to:          The Balcor Company
                              4849 West Golf Road
                              Skokie, Illinois 60077
                              Attention:  Alan Lieberman
                              (708) 677-2900
                              (708) 982-4027 (FAX)

     and to:                  Katten Muchin & Zavis
                              525 West Monroe Street
                              Suite 1600
                              Chicago, Illinois  60661-3693
                              Attention:  Daniel J. Perlman, Esq.
                              (312) 902-5532
                              (312) 902-1061 (FAX)

             TO PURCHASER:    Maurin-Ogden Properties
                              3840 Highway 22
                              Suite 300
                              Mandeville, Louisiana 70448
                              Attention:  Gerald E. Songy
                              (504) 624-5144
                              (504) 624-9195 (FAX)

     and one copy to:         Steeg and O'Connor
                              201 St. Charles Avenue
                              Suite 3201
                              New Orleans, Louisiana 70170
                              Attention:  Henry F. O'Connor, Jr.
                              (504) 582-1199
                              (504) 582-1240 (FAX)

subject to the right of either party to designate a different address for itself by notice similarly given. Any notice or demand so given shall be deemed to be delivered or made on the next business day if sent by overnight courier, or on the 4th business day after the same is deposited in the United States Mail as registered or certified matter, addressed as above provided, with postage thereon fully prepaid. Any such notice, demand or document not given, delivered or made by registered or certified mail or by overnight courier as aforesaid shall be deemed to be given, delivered or made upon receipt of the same by the party to whom the same is to be given, delivered or made. Copies of all notices shall be served upon the Escrow Agent.

22. EXECUTION OF AGREEMENT AND ESCROW AGREEMENT.  Purchaser will execute three
(3) copies of this Agreement and four (4) copies of the Escrow Agreement and forward them to Seller for execution, accompanied with the Deposit payable to the Escrow Agent set forth in the Escrow Agreement. Seller will forward one
(1) copy of the executed Agreement to Purchaser and will forward the following to the Escrow Agent:

(1) Deposit;

(2) One (1) fully executed copy of this Agreement; and

(3) Three (3) copies of the Escrow Agreement signed by the parties with a direction to execute two (2) copies of the Escrow Agreement and deliver a fully executed copy to each of the Purchaser and the Seller.

23. GOVERNING LAW. The provisions of this Agreement shall be governed by the laws of the State of Louisiana, except that with respect to the retainage of the Deposit as liquidated damages the laws of the State of Illinois shall govern.

24. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all other negotiations, understandings and representations made by and between the parties and the agents, servants and employees.

25. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

26. CAPTIONS. Paragraph titles or captions contained herein are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or any provision hereof.

IN WITNESS WHEREOF, the parties hereto have put their hand and seal as of the 24 day of February, 1994.


                              PURCHASER:

                              MAURIN-OGDEN LIMITED PARTNERSHIP, a
                              Massachusetts limited partnership


                              By:/s/ Gerald E. Songy
                              Name: Gerald E. Songy
                              Its: General Partner



                              SELLER:

                              H-A LIMITED PARTNERSHIP, an Illinois limited partnership

                              By:  H-A Partners, Inc., an Illinois corporation


                                   By:  /s/ Phillip Schechter
                                    Its:  Authorized Agent


                                    Exhibits

A -  Legal

B -  Personal Property

C -  Escrow Agreement

D -  Owner's Policy

E -  Deed

F -  Bill of Sale

G -  Assignment and Assumption of Intangible Property

H -  Assignment and Assumption of Leases and Security Deposits

I -  Non-Foreign Affidavit

J -  Notice to Tenants

K -  Tenant Estoppel

L -  Rent Roll

M -  Tenant Disclosure

N -  Service Contracts